82-3260

C.P. POKPHAND CO. LTD.

dlw 10/10

ANNUAL REPORT
2001

Contents

CONSOLIDATED RESULTS

The board of directors (the "Directors") announces the unaudited consolidated results of C.P. Pokphand Co. Ltd. and its subsidiaries (the "Group") for the six months ended 30th June, 2002, together with the comparative figures for the corresponding period in 2001 and (for information purpose) the audited comparative figures for the full year ended 31st December, 2001, as follows:

Condensed Consolidated Profit and Loss Account

	Notes	**Six months ended 30th June,**		Year ended 31st December,
		2002 (Unaudited)	2001 (Unaudited)	2001 (Audited)
		US$'000	*US$'000*	*US$'000*
Turnover	2	**704,971**	678,043	1,449,463
Cost of sales		**(611,980)**	(597,892)	(1,269,807)
Gross profit		**92,991**	80,151	179,656
Selling expenses		**(25,719)**	(22,799)	(52,075)
General and administrative expenses		**(45,490)**	(54,075)	(97,965)
Other income, net	3	**49,040**	7,999	27,698
Profit from operating activities	4	**70,822**	11,276	57,314
Finance costs		**(20,891)**	(34,819)	(59,220)
Share of profits less losses of jointly controlled entities		**8,351**	5,694	13,396
Share of profits less losses of associates		**1,387**	758	(2,233)
Profit/(Loss) before tax	2	**59,669**	(17,091)	9,257
Tax	5	**(6,500)**	(4,569)	(10,640)
Profit/(Loss) after tax		**53,169**	(21,660)	(1,383)
Minority interests' share of profits less losses		**(5,596)**	(598)	(8,915)
Net profit/(loss) from ordinary activities attributable to shareholders		**47,573**	(22,258)	(10,298)
Accumulated losses at beginning of period		**(140,483)**	(126,516)	(126,516)
Accumulated losses		**(92,910)**	(148,774)	(136,814)
Transfer to statutory reserves	9	**(1,286)**	(851)	(3,669)
Accumulated losses at end of period		**(94,196)**	(149,625)	(140,483)
		US cents	*US cents*	*US cent*
Earnings/(Loss) per share:	6			
Basic		**2.204**	(1.031)	(0.477)
Diluted		**N/A**	N/A	N/A
Dividend per share		**–**	–	–

Condensed Consolidated Statement of Changes in Equity

	Notes	Six months ended 30th June, 2002 (Unaudited) US$'000	2001 (Unaudited) US$'000	Year ended 31st December, 2001 (Audited) US$'000
Surplus on revaluation of fixed assets	9	**2,595**	27	2,512
Release of reserves upon disposal of associates	9	**(5,463)**	–	(2,376)
Capitalisation of reserve fund		**–**	–	(611)
Capital reserve arising from restructuring of a subsidiary	9	**2,755**	–	–
Exchange differences on translation of foreign currency financial statements and exchange realignment	9	**(756)**	(598)	(5,927)
Net loss not recognised in the profit and loss account		**(869)**	(571)	(6,402)
Net profit/(loss) for the period attributable to shareholders		**47,573**	(22,258)	(10,298)
Total changes in equity		**46,704**	(22,829)	(16,700)

Condensed Consolidated Balance Sheet

	Notes	30th June, 2002 (Unaudited) US$'000	31st December, 2001 (Audited) US$'000
Non-current assets			
Fixed assets		**583,878**	588,020
Investment properties		**4,371**	4,371
Interests in jointly controlled entities		**102,250**	96,028
Interests in associates		**46,729**	54,534
Long term investments		**1,123**	1,123
Deferred restructuring expenses		**931**	1,862
Goodwill		**4,839**	5,383
Deferred tax assets		**908**	908
		745,029	752,229
Current assets			
Short term investments		**10,205**	6,708
Inventories		**135,601**	139,266
Accounts receivable, other receivables and deposits	7	**74,330**	77,313
Bills receivable		**2,682**	334
Tax recoverable		**–**	969
Amounts due from related companies		**5,612**	3,810
Cash held in escrow account		**10,509**	9,014
Fixed and pledged deposits		**1,496**	3,196
Cash and cash equivalents		**86,855**	88,649
		327,290	329,259
Current liabilities			
Accounts payable, other payables and accrued expenses	8	**170,663**	163,658
Bills payable		**4,802**	6,774
Tax payable		**3,274**	3,405
Provision for staff bonuses and welfare benefits		**8,271**	6,157
Amounts due to related companies		**451**	856
Interest-bearing bank loans and other loans		**432,085**	429,886
		619,546	610,736
Net current liabilities		**(292,256)**	(281,477)
		452,773	470,752
Non-current liabilities			
Interest-bearing bank loans and other loans		**(252,835)**	(322,551)
		199,938	148,201
Capital and reserves			
Issued capital		**107,924**	107,924
Share premium		**51,210**	51,210
Reserves	9	**(43,810)**	(90,514)
		115,324	68,620
Minority interests		**84,614**	79,581
		199,938	148,201

Condensed Consolidated Cash Flow Statement

	Six months ended 30th June,	
	2002	2001
	(Unaudited)	(Unaudited)
	US$'000	*US$'000*
Net cash inflow from operating activities before tax paid	**38,815**	19,146
Tax paid	**(4,370)**	(2,486)
Net cash inflow from operating activities	**34,445**	16,660
Net cash inflow from investing activities	**36,359**	56,750
Net cash inflow before financing activities	**70,804**	73,410
Net cash outflow from financing activities	**(72,598)**	(166,476)
Decrease in cash and cash equivalents	**(1,794)**	(93,066)
Cash and cash equivalents at beginning of period	**88,649**	198,076
Cash and cash equivalents at end of period	**86,855**	105,010

Notes to Condensed Consolidated Financial Statements

1. Accounting policies

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and International Accounting Standard 34 "Interim Financial Reporting".

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2001.

2. Segmental information

Turnover represents rental income, dividend income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

Analyses of turnover and profit/(loss) before tax by activity and geographical location are as follows:

Turnover

	Six months ended 30th June,		Year ended 31st December,
	2002	2001	2001
	(Unaudited)	(Unaudited)	(Audited)
	US$'000	*US$'000*	*US$'000*
By activity:			
Feedmill and poultry operations	**704,889**	676,366	1,447,481
Investment properties	**82**	152	254
Investment holding	**–**	1,525	1,728
	704,971	678,043	1,449,463
By geographical location:			
People's Republic of China ("PRC"):			
Hong Kong	**82**	179	281
Elsewhere	**647,062**	633,483	1,346,546
	647,144	633,662	1,346,827
Turkey	**57,827**	42,883	100,935
Thailand	**–**	1,498	1,701
	704,971	678,043	1,449,463

The above analysis does not include the turnover of the Group's jointly controlled entities and associates.

2. Segmental information (continued)

Profit/(Loss) before tax

	Six months ended 30th June,		Year ended 31st December,
	2002	2001	2001
	(Unaudited)	(Unaudited)	(Audited)
	US$'000	*US$'000*	*US$'000*
By activity:			
Feedmill and poultry operations	**67,057**	(13,030)	19,651
Industrial operations	**3,676**	3,794	8,019
Investment properties	**(370)**	(324)	(660)
Investment holding*	**(10,694)**	(7,531)	(17,753)
	59,669	(17,091)	9,257
By geographical location:			
PRC:			
Hong Kong	**(11,064)**	(7,855)	(18,413)
Elsewhere	**59,081**	(6,179)	26,912
	48,017	(14,034)	8,499
Turkey	**7,279**	(7,522)	(3,564)
Indonesia	**3,829**	–	(1,978)
Thailand	**544**	4,465	6,300
	59,669	(17,091)	9,257

* including Hong Kong headquarters' general expenses

3. Other income, net

	Six months ended 30th June,		Year ended 31st December,
	2002	2001	2001
	(Unaudited)	(Unaudited)	(Audited)
	US$'000	*US$'000*	*US$'000*
Amortisation of deferred restructuring expenses	**(931)**	(931)	(1,862)
Gain on disposals of interests in associates	**43,961**	–	26,437
Gain on disposals of short term investment	**544**	3,037	3,879
Unrealised gain/(loss) of short term investment	**3,829**	–	(1,978)
Revaluation deficit on investment properties	**–**	–	(353)
Impairment loss in respect of fixed assets	**–**	–	(3,777)
Impairment loss in respect of long term investment	**–**	–	(1,249)
Impairment loss in respect of goodwill	**–**	–	(1,451)
Interest income	**1,637**	5,893	8,052
	49,040	7,999	27,698

4. Profit from operating activities

	Six months ended 30th June,		Year ended 31st December,
	2002	2001	2001
	(Unaudited)	(Unaudited)	(Audited)
	US$'000	*US$'000*	*US$'000*
The Group's profit from operating activities is arrived at after charging/(crediting):			
Dividend income from short term investment	**–**	(1,498)	(1,701)
Foreign exchange loss, net	**1,008**	12,386	14,860
Depreciation	**24,459**	25,015	58,905
Loss on the disposal of fixed assets, net	**153**	42	1,040
Amortisation of deferred borrowing expenses	**–**	166	166

5. Tax

	Six months ended 30th June,		Year ended 31st December,
	2002	2001	2001
	(Unaudited)	(Unaudited)	(Audited)
	US$'000	*US$'000*	*US$'000*
The Company and subsidiaries:			
Provision for taxation in respect of profit for the period:			
PRC:			
Hong Kong	**–**	–	–
Elsewhere	**4,239**	2,882	5,544
Overseas	**–**	–	462
Deferred tax credit	**–**	–	(639)
	4,239	2,882	5,367
Underprovision in prior year:			
PRC:			
Hong Kong	**–**	–	–
Elsewhere	**–**	–	313
	–	–	313
Jointly controlled entities:			
PRC:			
Hong Kong	**–**	–	–
Elsewhere	**2,129**	1,379	3,993
	2,129	1,379	3,993
Associates:			
PRC:			
Hong Kong	**–**	–	–
Elsewhere	**132**	308	967
	132	308	967
Tax charged for the period	**6,500**	4,569	10,640

No provision for Hong Kong taxation has been made as the Group earned no assessable income in Hong Kong during the period (2001: nil).

The overseas tax represents corporation tax payable in Turkey in respect of income earned in the country.

6. Earnings/Loss per share are calculated based on the net profit from ordinary activities attributable to shareholders of US$47,573,000 (six months ended 30th June, 2001: net loss of US$22,258,000) and the weighted average of 2,158,480,786 shares (six months ended 30th June, 2001: 2,158,480,786 shares) of the Company in issue during the period.

As the exercise price of options outstanding during the period is higher than the average market price of the Company's shares during the respective periods, the diluted earnings/loss per share for the periods ended 30th June, 2002 and 2001 are not presented because the impact of the options is anti-dilutive.

7. Accounts receivable, other receivables and deposits

The Group normally grants a credit policy of 0 to 30 days. An aging analysis of the accounts receivable, other receivables and deposits of the Group are as follows:

	30th June, 2002 (Unaudited)	31st December, 2001 (Audited)
	US$'000	*US$'000*
Accounts receivable:		
Less than 90 days	**28,002**	31,747
91 to 180 days	**1,222**	852
181 to 365 days	**786**	342
Over 365 days	**7,889**	7,720
	37,899	40,661
Other receivables and deposits	**55,196**	51,537
	93,095	92,198
Less: Provision for bad and doubtful debts	**(18,765)**	(14,885)
	74,330	77,313

8. Accounts payable, other payables and accrued expenses

An aging analysis of the accounts payable, other payables and accrued expenses of the Group are as follows:

	30th June, 2002 (Unaudited)	31st December, 2001 (Audited)
	US$'000	*US$'000*
Accounts payable:		
Less than 90 days	**86,779**	66,903
91 to 180 days	**6,638**	2,202
181 to 365 days	**2,873**	1,474
Over 365 days	**3,715**	1,889
	100,005	72,468
Other payables and accrued expenses	**70,658**	91,190
	170,663	163,658

9. Reserves

	Contributed surplus US$'000	Fixed asset revaluation reserve US$'000	General reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalization reserve US$'000	Accumulated losses US$'000	Total US$'000
1st January, 2002	6,093	8,229	(1,058)	55,910	21,623	13,101	(53,929)	(140,483)	(90,514)
Exchange realignments	-	(437)	-	-	-	-	-	-	(437)
Surplus on revaluation	-	2,595	-	-	-	-	-	-	2,595
Release upon disposal of an associate	-	-	-	(7,852)	(1,137)	-	3,526	-	(5,463)
Capital reserve arising from restructuring of a subsidiary	-	-	-	2,755	-	-	-	-	2,755
Exchange losses arising from translation of foreign currency financial statements	-	-	-	-	-	-	(319)	-	(319)
Transfer from profit and loss account	-	-	-	-	964	322	-	(1,286)	-
Profit for the period	-	-	-	-	-	-	-	47,573	47,573
30th June, 2002	6,093	10,387	(1,058)	50,813	21,450	13,423	(50,722)	(94,196)	(43,810)

10. Related party transactions

(a) A portion of the Group's sales and purchases transactions, together with certain less significant commercial transactions, are with companies in which Dhanin Chearavanont, Sumet Jiaravanon, Min Tieanworn, Prasert Poongkumarn, Thirayut Phitya-Isarakul, Thanakorn Seriburi and Veeravat Kanchanadul, directors of the Company, have beneficial interests. Details of major related party transactions are set out as follows:

		Six months ended 30th June,		Year ended 31st December,
	Notes	**2002 (Unaudited) US$'000**	2001 (Unaudited) US$'000	2001 (Audited) US$'000
Sales of goods to jointly controlled entities and associates	*(i)*	**8,040**	11,298	26,768
Sales of goods to related companies	*(i)*	**1,097**	2,302	18,462
Purchases of raw materials from jointly controlled entities and associates	*(ii)*	**20,245**	24,591	55,360
Purchases of raw materials from related companies	*(ii)*	**12,671**	7,036	24,324

10. Related party transactions (continued)

Notes:

(i) The sales of goods were made according to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made according to the published prices and conditions offered to the major customers of the supplier, except that a longer credit period was normally granted.

(b) During the period, the Company paid an advisory fee of US$50,000 (six months ended 30th June, 2001: US$50,000) to Charoen Pokphand Group Company Limited for the provision of technical and management support services to the Group.

Dhanin Chearavanont and Sumet Jiaravanon, directors of the Company, have beneficial interests in the share capital of Charoen Pokphand Group Company Limited.

INTERIM DIVIDEND

The Directors do not recommend an interim dividend for the year ending 31st December, 2002 (2001: nil).

FINANCIAL REVIEW

The following analyses are the Group's total and attributable turnover under management (including turnover of our jointly controlled entities and associates) and net profit/(loss) attributable to shareholders by activity:

Analysis of the Group's total and attributable turnover under management

Six months ended 30th June, 2002

	Total turnover		**Group ownership**	**Attributable turnover**	
	US$ million	*%*	*%*	*US$ million*	*%*
PRC agri-business	1,082.0	83.4	33-100	746.1	88.0
Turkey agri-business	57.8	4.5	85	49.1	5.8
PRC industrial business	156.8	12.1	14-38	52.4	6.2
Investment properties/ investment holding	0.1	–	100	0.1	–
	1,296.7	100.0		847.7	100.0

FINANCIAL REVIEW (continued)

Analysis of the Group's net profit/(loss) attributable to shareholders by activity

	Six months ended 30th June,		Year ended 31st December,
	2002 (Unaudited) *US$'000*	2001 (Unaudited) *US$'000*	2001 (Audited) *US$'000*
Agri-business operations			
PRC	**46,642**	(13,499)	4,462
Turkey	**6,096**	(7,033)	(3,901)
Indonesia	**3,829**	–	(1,978)
Thailand	**544**	4,465	6,300
	57,111	(16,067)	4,883
Industrial operations	**1,526**	1,664	3,232
Investment properties/investment holding*	**(11,064)**	(7,855)	(18,413)
Total	**47,573**	(22,258)	(10,298)

* *Including Hong Kong headquarters' general expenses*

BUSINESS REVIEW

For the six months ended 30th June, 2002, our business operations recorded improvement in its operating results. Consolidated turnover was US$705.0 million (2001: US$678.0 million). Consolidated profit from operating activities was US$70.8 million (2001: US$11.3 million). Net profit from ordinary activities attributable to shareholders was US$47.6 million (2001: net loss of US$22.3 million).

PRC

Agri-business

Our agri-business operations in the PRC made positive progress during the period under review. Turnover under management was US$1,082.0 million (2001: US$1,201.3 million). Turnover on a consolidated basis was US$647.1 million (2001: US$633.5 million), a slight increase by 2.1%, which was attributable to the better performance of our subsidiaries. Consolidated profit attributable to shareholders of this division during the period was US$46.6 million (2001: loss of US$13.5 million). Unit sales of our two main products, complete feed and day-old chicks, were 2.4 million tonnes (2001: 2.6 million tonnes) and 189.4 million units (2001: 200.6 million units) respectively.

BUSINESS REVIEW (continued)

As compared with the same period last year, the price of raw materials such as corn and soybean meal was reduced due to good harvest and favourable importing factors. This has resulted in a better gross profit margin for our products in the first half of 2002.

In order to cope with the domestic and export market needs, the Group has extended its focus on poultry products from concentrating on frozen and chilled products to further processed meat and cooked products. Moreover, it has established a new plan to change the chicken raising pattern towards large scale, standardised and fully automated chicken houses such that effective control on raising of chicken and use of medicine can be achieved. Thus, production efficiency can be increased and production cost will be reduced.

During the period under review, the Group disposed of 100,935,116 shares in Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") at an average price of US$0.576 per share and recorded a gain of US$44.0 million. As at 30th June, 2002, the Group's interest in Shanghai Dajiang was 21.5%.

Industrial business

In the first six months of 2002, the motorcycle business of Ek Chor China Motorcycle Co. Ltd., our 68.2%-owned New York-listed subsidiary, continued to face difficult business conditions due to intense price competition. Although our motorcycle manufacturing venture still reported a loss for the period, its sales volume was able to grow, which could form the foundation for a turnaround by year end. Taking into consideration the competitive market environment, the operating results of our parts manufacturing ventures were satisfactory. Net income was RMB18.5 million (US$2.2 million) as compared with RMB20.2 million (US$2.4 million) in 2001. Net profit attributable to shareholders of this division during the period was US$1.5 million (2001: US$1.7 million).

Turkey

The performance of our Turkish operation has significantly improved and achieved a profit of US$6.1 million (2001: loss of US$7.0 million). During the period, our Turkish operation registered an increase in sales of poultry meat both in terms of volume and unit price. Moreover, it has benefited from the relatively stable value of Turkish Lira this year when compared with the exchange loss from free float of Turkish Lira last year.

Thailand

During the period, all the warrants of Charoen Pokphand Foods Public Company Limited held by the Group were disposed and there was a gain of US$0.5 million on disposal.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and financial resources

As at 30th June, 2002, the Group had total assets of US$1,072.3 million, down 0.9% from US$1,081.5 million at the year end of 2001. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$684.9 million and 343% respectively, as compared with US$752.4 million and 508% as at 31st December, 2001.

Most of the borrowings were in U.S. dollars and RMB, and the interest rates ranged from 2.12% to 7.92% per annum for the period.

The Group had not engaged in any derivative for hedging against both the interest and exchange rates.

Capital structure

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans, floating rate notes and the disposal of certain assets and investments. The Group had cash and cash equivalents of US$86.9 million as at 30th June, 2002 (31st December, 2001: US$88.6 million), a decrease of US$1.7 million.

Charges on group assets

As at 30th June, 2002, out of the total borrowings of US$684.9 million (31st December, 2001: US$752.4 million) obtained by the Group, only US$112.0 million (31st December, 2001: US$120.3 million) were secured and accounted for 16.4% (31st December, 2001: 16.0%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$170.6 million (31st December, 2001: US$132.6 million) and fixed deposits of US$1.5 million (31st December, 2001: US$3.2 million) have been pledged as security for various short and long term bank loans.

Contingent liabilities

As at 30th June, 2002, the guarantees provided by the Group was US$27.4 million (31st December, 2001: US$33.2 million).

Employee and remuneration policies

As at 30th June, 2002, the Group employed around 60,000 staff (including 30,000 staff from the jointly controlled entities and associates) in the PRC, Hong Kong and Turkey. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized educational and training programme as well as share option scheme.

RESTRUCTURING

The closing date of the Group restructuring was 28th March, 2002. The Company has made a distribution of US$50.8 million during the period under review, amounting to an aggregate distribution of US$267.6 million.

OUTLOOK

Faced with keen competition and stringent international trading regulations, we are confident that by improving our efficiency and focusing on product development, we are able to cope with the challenges ahead. The Directors remain optimistic about the prospect of our Group.

PRACTICE NOTE 19

As at 30th June, 2002, the financial assistance and guarantees given to and for affiliated companies in aggregate amounted to approximately 34.8% of the audited consolidated net tangible assets of the Company as at 31st December, 2001, after adjusting for the net profit of US$47.57 million for the six months ended 30th June, 2002. Furthermore, there were covenants in certain loan agreements of the Group relating to specific performance obligations of the Company's controlling shareholders.

Pursuant to Practice Note 19 of the Listing Rules, the following information is hereby disclosed:

(i) Information extracted from the balance sheets as at 30th June, 2002 of the affiliated companies which the Company has provided financial assistance:

Name of Affiliated Companies	**Equity Interest Owned by the Group**	**Total Assets** *US$'000*	**Total Liabilities** *US$'000*	**Net Asset Value** *US$'000*
Beijing Chia Tai Feedmill Limited	33%	12,642	9,006	3,636
Beijing Poultry Breeding Company Limited	36%	19,785	9,597	10,188
Henan East Chia Tai Co., Ltd.	50%	9,254	4,582	4,672
Jilin Chia Tai Enterprises Co., Ltd.	50%	15,420	4,828	10,592
Jilin Da He Feedmill Co., Ltd.	29%	967	654	313
Jilin Dalong Feed Co., Ltd.	30%	1,772	874	898
Jilin De Da Company Limited	50%	219,785	163,606	56,179
Kaifeng Chia Tai Company Limited	50%	23,793	18,163	5,630
Luoyang Northern Ek Chor Motorcycle Company Limited	38%	79,481	35,813	43,668
Nantong River Mouth Bio-tech Co., Ltd.	33%	8,780	6,734	2,046
Tangshan Chia Tai Feedmill Co., Ltd.	38%	4,575	4,506	69
Total		396,254	258,363	137,891

PRACTICE NOTE 19 (continued)

(ii) Information extracted from the balance sheets as at 30th June, 2002 of the affiliated companies which the Company has provided guarantees for facilities/loans offered to them:

Name of Affiliated Companies	Equity Interest Owned by the Group	Total Assets	Total Liabilities	Net Asset Value/ (Asset Deficiency)
		US$'000	*US$'000*	*US$'000*
Beijing Chia Tai Feedmill Limited	33%	12,642	9,006	3,636
Han Dan Chia Tai Feed Co., Ltd.	50%	3,108	2,734	374
Jilin Chia Tai Company Limited	45%	7,595	10,900	(3,305)
Jilin Chia Tai Enterprises Co., Ltd.	50%	15,420	4,828	10,592
Jilin Da He Feedmill Co., Ltd.	29%	967	654	313
Kaifeng Chia Tai Company Limited	50%	23,793	18,163	5,630
P.T. Centralpertiwi Bahari	16%	133,144	162,770	(29,626)
Total		196,669	209,055	(12,386)

(iii) Loan agreements with covenants relating to special performance obligations of the Company's controlling shareholders:

Certain banking facilities of the Group imposed a requirement for a specified minimum shareholding level in the Company (being, in one of such facilities, 50%, and, in another two of such facilities, 51%) to be maintained by the Company's controlling shareholders, which hold approximately 49.4% interest in the issued share capital of the Company. As at 30th June, 2002, the outstanding amount owing by the Group under these facilities aggregated approximately US$11.03 million.

As announced by the Company in 1998, the Company was unable to redeem certain of its floating rate notes upon their early redemption which, as a result of cross-default provisions, constituted an event of default under its other floating rate notes and the credit facilities provided by certain of its bank creditors. Such facilities include those referred to above with minimum shareholding covenants.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at 30th June, 2002, the interests of the directors and chief executives and their associates in the share capital of the Company as recorded in the register kept by the Company pursuant to the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

Name of Director/	Number of shares and nature of interest				
Chief Executive	**Personal**	**Family**	**Corporate**	**Other**	**Total**
Dhanin Chearavanont	–	–	1,066,662,834[(1)]	–	1,066,662,834
Sumet Jiaravanon	–	–	1,066,662,834[(1)]	–	1,066,662,834[(2)]

(1) 471,425,889 shares were held by Perfect Investment Limited and 595,236,945 shares were held by Pakeman Co. Inc. and its subsidiary. Messrs. Dhanin Chearavanont and Sumet Jiaravanon have beneficial interest in these two companies.

(2) 1,066,662,834 shares are duplicated in the corporate interest attributable to Mr. Dhanin Chearavanont.

As at 30th June, 2002, the interests of the directors and chief executives and their associates in the share capital of the Company's associated corporations as defined in the SDI Ordinance were as follows:

Name of Director/ Chief Executive	Name of corporation in which notifiable interest is held	Number of shares
Dhanin Chearavanont	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770
	P.T. Surya Hidup Satwa	104,400,000
Sumet Jiaravanon	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770*
	P.T. Surya Hidup Satwa	104,400,000*
Thanakorn Seriburi	Chia Tai Quanzhou Company Limited	20,000
	Ek Chor China Motorcycle Co. Ltd.	100,000

* *These shares were duplicated in the interests owned by Mr. Dhanin Chearavanont.*

Save as disclosed above, none of the directors and the chief executives or their associates had any personal, family, corporate or other interest in the equity or debt securities of the Company.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors and senior executives of the Group. The Scheme became effective on 10th April, 1992 and expired on the date falling 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to approximately 10% of the shares of the Company in issue at any time. During the six months ended 30th June, 2002, no shares had been issued under the share options granted under the Scheme. The maximum number of shares issuable under the share options granted under the Scheme was 70,900,523, which represented approximately 3.3% of the Company's shares in issue as at 30th June, 2002.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, with no consideration being payable by the grantee. The exercise period of the share options granted is determinable by the directors, which may commence from the date of grant and end on the date falling within 10 years from the date of grant.

The exercise price of the share options is determinable by the directors, which shall not be less than the higher of (a) an amount equal to 80% of the average closing price of the Company's shares for the five trading days immediately preceding the date of offer as stated in the daily quotation sheet of the Stock Exchange; and (b) the nominal amount of one share of the Company. However, since 1st September, 2001, the Company cannot grant any further options under the Scheme which does not comply with the new requirements pursuant to Chapter 17 of the Listing Rules.

SHARE OPTION SCHEME (continued)

The following share options were outstanding under the Scheme during the period under review:

	Number of Share Options								
Name or category of participant	At 1st January, 2002	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	At 30th June, 2002	Date of grant	Exercise period	Exercise price *HK$*
Directors									
Prasert Poongkumarn	501,991	-	-	501,991	-	-	10th April, 1992	10th April 1992 to 10th April, 2002	1.64
	18,479,248	-	-	-	-	18,479,248	20th May, 1994	20th May, 1994 to 20th May, 2004	1.752
Thirayut Phitya-Isarakul	25,000,000	-	-	-	-	25,000,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
Thanakorn Seriburi	17,500,000	-	-	-	-	17,500,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875

SHARE OPTION SCHEME (continued)

Name or category of participant	Number of Share Options: At 1st January, 2002	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	At 30th June, 2002	Date of grant	Exercise period	Exercise price HK$
Other employees									
In aggregate	55,798,000	-	-	55,798,000	-	-	10th April, 1992	10th April, 1992 to 10th April, 2002	1.64
	18,433,164	-	-	18,433,164	-	-	24th April, 1992	24th April, 1992 to 24th April, 2002	1.892
	2,221,275	-	-	-	-	2,221,275	28th July, 1992	28th July, 1992 to 28th July, 2002	2.15
	7,700,000	-	-	-	-	7,700,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875

Apart from the share option scheme, at no time during the period under review was the Company or any of its subsidiaries a party to any arrangement to enable the directors, their respective spouse, or children below 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2002, according to the register kept by the Company under section 16(1) of the SDI Ordinance, the shareholders who were directly interested in ten percent or more of the issued share capital of the Company were as follows:

Name of shareholder	Notes	Number of shares
Charoen Pokphand Overseas Investment Company Limited	1	223,462,249
Charoen Pokphand (Hong Kong) Company Limited	1	223,462,249
Chia Tai International Investment Company Limited	2	247,963,640
Charoen Pokphand (China) Company Limited	2	247,963,640
Charoen Pokphand Holding Company Limited	3	471,425,889
Perfect Investment Limited	4	471,425,889
Pakeman Co. Inc.	5	595,236,945

Notes:

1. Charoen Pokphand Overseas Investment Company Limited directly owned 223,462,249 shares in the Company. Charoen Pokphand (Hong Kong) Company Limited has also declared an interest in these same 223,462,249 shares by virtue of its shareholding in Charoen Pokphand Overseas Investment Company Limited.

2. Chia Tai International Investment Company Limited directly owned 247,963,640 shares in the Company. Charoen Pokphand (China) Company Limited has also declared an interest in these same 247,963,640 shares by virtue of its shareholding in Chia Tai International Investment Company Limited.

3. Certain of the subsidiaries of Charoen Pokphand Holding Company Limited beneficially owned 223,462,249 shares in the Company. It has also declared an additional interest in the same 247,963,640 shares referred to in note 2 by virtue of its shareholding in Charoen Pokphand (China) Company Limited.

4. Perfect Investment Limited has declared an interest in the same 471,425,889 shares in which Charoen Pokphand Holding Company Limited has declared an interest, by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

5. Pakeman Co. Inc. and its subsidiary beneficially owned a total of 595,236,945 shares in the Company.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the interim report.

AUDIT COMMITTEE

The Audit Committee comprises the two independent non-executive directors of the Company. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements.

By Order of the Board
Sumet Jiaravanon
Chairman

Hong Kong, 19th September, 2002

最佳應用守則

據董事之意見，於本中期報告涵蓋之會計期間內，本公司完全遵守上市規則附錄十四載列之最佳應用守則。

審核委員會

審核委員會之成員為兩位獨立非執行董事。審核委員會已與管理層檢討本集團採用之會計準則及規則，並討論內部監控及財務報告事項，包括審閱未經審核之中期財務報表。

承董事會命
董事長
謝中民

香港，二零零二年九月十九日

主要股東

於二零零二年六月三十日，根據本公司按披露權益條例第16條(1)保存之登記冊，下列股東於本公司已發行股本中直接擁有10%或以上之權益如下：

股東名稱	附註	持有股份數目
卜蜂海外投資有限公司	1	223,462,249
Charoen Pokphand (Hong Kong) Company Limited	1	223,462,249
正大國際投資有限公司	2	247,963,640
Charoen Pokphand (China) Company Limited	2	247,963,640
Charoen Pokphand Holding Company Limited	3	471,425,889
Perfect Investment Limited	4	471,425,889
Pakeman Co. Inc.	5	595,236,945

附註：

1. 卜蜂海外投資有限公司直接擁有本公司股份223,462,249股。Charoen Pokphand (Hong Kong) Company Limited亦公佈因其於卜蜂海外投資有限公司擁有股權而佔有該223,462,249股股份。

2. 正大國際投資有限公司直接擁有本公司股份247,963,640股。Charoen Pokphand (China) Company Limited亦公佈因其於正大國際投資有限公司擁有股權而佔有該247,963,640股股份。

3. Charoen Pokphand Holding Company Limited若干附屬公司實益擁有本公司股份223,462,249股，該公司亦公佈因其於以上附註2所述Charoen Pokphand (China) Company Limited擁有股權而佔有該247,963,640股股份之額外權益。

4. Perfect Investment Limited已公佈因其於Charoen Pokphand Holding Company Limited擁有股權，而佔有Charoen Pokphand Holding Company Limited所公佈擁有該471,425,889股股份中之權益。

5. Pakeman Co. Inc.及其附屬公司實益擁有本公司股份合共595,236,945股。

購股權計劃(續)

參與人姓名或組別	購股權數量：於二零零二年一月一日	期間內授出	期間內已行使	期間內失效	期間內註銷	於二零零二年六月三十日	授出日期	行使期	行使價 港元
其他僱員									
總計	55,798,000	–	–	55,798,000	–	–	一九九二年四月十日	一九九二年四月十日至二零零二年四月十日	1.64
	18,433,164	–	–	18,433,164	–	–	一九九二年四月二十四日	一九九二年四月二十四日至二零零二年四月二十四日	1.892
	2,221,275	–	–	–	–	2,221,275	一九九二年七月二十八日	一九九二年七月二十八日至二零零二年七月二十八日	2.15
	7,700,000	–	–	–	–	7,700,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875

除購股權計劃所述外，於回顧期間內任何時間，本公司或其各附屬公司概無訂立任何安排以致本公司之董事、其個別之配偶或年齡低於十八歲之子女可藉購入本公司或任何其他法人團體之股份或債券而獲得利益。

購股權計劃(續)

於回顧期內尚未行使之購股權如下：

參與人姓名或組別	購股權數量						授出日期	行使期	行使價
	於二零零二年一月一日	期間內授出	期間內已行使	期間內失效	期間內註銷	於二零零二年六月三十日			港元
董事									
盧岳勝	501,991	–	–	501,991	–	–	一九九二年四月十日	一九九二年四月十日至二零零二年四月十日	1.64
	18,479,248	–	–	–	–	18,479,248	一九九四年五月二十日	一九九四年五月二十日至二零零四年五月二十日	1.752
李紹慶	25,000,000	–	–	–	–	25,000,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
李紹祝	17,500,000	–	–	–	–	17,500,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875

購股權計劃

為了激勵士氣及獎賞對本集團運作具貢獻之人士，本公司採納購股權計劃(「該計劃」)。可參與該計劃之人士包括本集團之董事及高級行政人員。該計劃自一九九二年四月十日起生效，有效期為從生效日起計，為期十年。

根據該計劃，現時容許授出而尚未行使購股權之最多數目乃指當行使時，佔本公司之已發行股份約10%。根據該計劃之購股權，於二零零二年六月三十日止六個月期間，並沒有發行任何股份。按該計劃授出之購股權而可發行股份之最多數目為70,900,523股，佔本公司於二零零二年六月三十日之已發行股份約3.3%。

被授購股權者可於接獲購股權邀請21天內無償接受。行使購股權之期限由董事釐訂，可由購股權授出日立即開始，至購股權授出日起計十年後當日終止。

購股權行使價由董事決定，但不可少於(a)本公司股份於授出日前五個交易日之平均收市價(載列於聯交所之每日價格表內)之80%；及(b)本公司每股股份之面值。然而，自二零零一年九月一日起，由於上市規則第十七章之新規定，所以不能授出額外之購股權。

董事及主要行政人員權益

於二零零二年六月三十日，根據證券(披露權益)條例(「披露權益條例」)而存放之登記冊之記錄，各董事及主要行政人員及與其有關連之人士於本公司股本中擁有之權益如下：

董事／主要	權益性質				
行政人員芳名	個人	家族	公司	其他	股份總數
謝國民	—	—	1,066,662,834[1]	—	1,066,662,834
謝中民	—	—	1,066,662,834[1]	—	1,066,662,834[2]

(1) Perfect Investment Limited持有471,425,889股，Pakeman Co. Inc.及其附屬公司持有595,236,945股。謝國民先生及謝中民先生於此兩家公司均擁有實益權益。

(2) 上欄所示之1,066,662,834股股份亦即謝國民先生所擁有之權益。

於二零零二年六月三十日，各董事及主要行政人員及與彼等有關連之人士於本公司之聯營公司按披露權益條例之定義於股本中擁有之實益權益如下：

董事／主要行政人員芳名	持有須予公佈權益之公司名稱	股份數目
謝國民	易初中國摩托車有限公司	80,000
	P.T. Central Proteinaprima	214,167,770
	P.T. Surya Hidup Satwa	104,400,000
謝中民	易初中國摩托車有限公司	80,000
	P.T. Central Proteinaprima	214,167,770*
	P.T. Surya Hidup Satwa	104,400,000*
李紹祝	正大泉州有限公司	20,000
	易初中國摩托車有限公司	100,000

* *此等股份亦即謝國民先生所擁有之權益。*

除上述披露者外，本公司董事及主要行政人員或其關連人士於本公司之股本或債券中，概無獲得任何個人、家族、公司或其他利益。

第19項應用指引(續)

(ii) 本公司為聯屬公司融資／貸款提供擔保，摘錄自此等聯屬公司於二零零二年六月三十日資產負債表之資料如下：

聯屬公司	本集團所佔股本權益	總資產	總負債	資產淨值／(資產虧絀)
		千美元	千美元	千美元
北京正大飼料有限公司	33%	12,642	9,006	3,636
邯鄲正大飼料有限公司	50%	3,108	2,734	374
吉林正大有限公司	45%	7,595	10,900	(3,305)
吉林正大實業有限公司	50%	15,420	4,828	10,592
吉林大河飼料有限公司	29%	967	654	313
開封正大有限公司	50%	23,793	18,163	5,630
P.T. Centralpertiwi Bahari	16%	133,144	162,770	(29,626)
總額		196,669	209,055	(12,386)

(iii) 本公司控權股東就若干貸款協議下須履行特定責任之承諾：

本集團若干銀行信貸包括一項要求本公司控權股東(持有本公司已發行股本中約49.4%之權益)須持有本公司之股份達某一最低水平(其中一項融資之要求為50%，而另外兩項融資之要求為51%)。於二零零二年六月三十日，本集團就此等信貸之所欠款項約為11,030,000美元。

據本公司於一九九八年之公佈，本公司未能完成提早贖回若干浮動息率票據，並由於相互未能償還條款，導致構成對其他浮動息率票據及債權銀行所提供信貸之違約事項。該等貸款包括上述提及最低股份持有承諾。

購買、出售或贖回上市證券

於回顧期間內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

展望

面對激烈競爭及嚴格之國際貿易規例，本集團有信心透過持續改善效率及致力拓展產品，以面對市場之挑戰。同時，董事對前景深感樂觀。

第19項應用指引

於二零零二年六月三十日，本公司向聯屬公司提供之財務資助及擔保總額佔本公司截至二零零一年十二月三十一日之經審核綜合有形資產淨額(經調整截至二零零二年六月三十日止六個月之溢利淨額47,570,000美元)約34.8%。同時，本公司控權股東就本集團簽訂若干貸款協議，須履行特定責任之承諾。

根據上市規則第19項應用指引，相關資料披露如下：

(i) 本公司提供財務資助之聯屬公司，摘錄自其於二零零二年六月三十日資產負債表之資料如下：

聯屬公司	本集團所佔股本權益	總資產	總負債	資產淨值
		千美元	千美元	千美元
北京正大飼料有限公司	33%	12,642	9,006	3,636
北京家禽育種有限公司	36%	19,785	9,597	10,188
河南東方正大有限公司	50%	9,254	4,582	4,672
吉林正大實業有限公司	50%	15,420	4,828	10,592
吉林大河飼料有限公司	29%	967	654	313
吉林大龍飼料有限公司	30%	1,772	874	898
吉林德大有限公司	50%	219,785	163,606	56,179
開封正大有限公司	50%	23,793	18,163	5,630
洛陽北方易初摩托車有限公司	38%	79,481	35,813	43,668
南通江口生物工程有限公司	33%	8,780	6,734	2,046
唐山正大飼料有限公司	38%	4,575	4,506	69
總額		396,254	258,363	137,891

管理層討論及分析

資金流動性及財政資源

於二零零二年六月三十日，本集團之總資產為1,072,300,000美元，較二零零一年年底之1,081,500,000美元下降0.9%。總負債及資本負債比率(資本負債比率計算方法為負債總額除以資產淨額)分別為684,900,000美元及343%，相對二零零一年十二月三十一日為752,400,000美元及508%。

本集團之大部份借貸為美元及人民幣，期間內之年利率為2.12%至7.92%之間。

本集團未有安排任何利息及滙率對沖活動。

資本結構

本集團透過營運資金、短期及長期銀行借貸、浮動息率票據及出售部份資產及投資組合，以應付其流動資金需求。於二零零二年六月三十日，本集團持有現金及現金等額為86,900,000美元(二零零一年十二月三十一日：88,600,000美元)，相對去年底減少1,700,000美元。

集團資產抵押

於二零零二年六月三十日，本集團總貸款為684,900,000美元(二零零一年十二月三十一日：752,400,000美元)，其中112,000,000美元(二零零一年十二月三十一日：120,300,000美元)貸款需提供資產抵押，佔總額之16.4%(二零零一年十二月三十一日：16.0%)。本集團於中國若干固定資產之賬面淨額170,600,000美元(二零零一年十二月三十一日：132,600,000美元)及定期存款1,500,000美元(二零零一年十二月三十一日：3,200,000美元)，已用作短期及長期銀行貸款之抵押。

或然負債

於二零零二年六月三十日，本集團提供擔保數額為27,400,000美元(二零零一年十二月三十一日：33,200,000美元)。

僱員及酬金政策

於二零零二年六月三十日，本集團於中國、香港及土耳其共聘用約60,000名僱員(包括共同控制企業及聯營公司30,000名僱員)。本集團根據僱員之表現、經驗及當時之市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療、資助教育及培訓，以及購股權計劃。

重組

本集團重組結算日期為二零零二年三月二十八日。於回顧期間內，本公司償還50,800,000美元予債權人，總還款額達267,600,000美元。

業務回顧(續)

相對上年度同期，由於玉米及豆粕等原料豐收及有利之入口因素，導致價格下調。因此，產品毛利於二零零二年上半年有所改善。

為配合家禽產品內銷及出口市場需求，本集團由原來主要倚重出口急凍及冰鮮產品，轉為深加工及熟食產品。本集團採用新方案，改變原來雞隻飼養模式為大規模生產、標準化及雞舍自動化，以便更有效地監控雞隻飼養及藥物使用，從而提升生產效率並降低生產成本。

於回顧期間內，本集團已出售100,935,116股上海大江(集團)股份有限公司(「上海大江」)股份，每股平均價為0.576美元，並錄得溢利為44,000,000美元。於二零零二年六月三十日，本集團持有上海大江之權益為21.5%。

工業業務

於二零零二年首六個月，本公司持有68.2%權益，於紐約上市之附屬公司易初中國摩托車有限公司在激烈價格競爭情況下，持續面對困難之經營環境。儘管本集團之摩托車合營企業於期間內仍錄得虧損，其銷售量已有所增加，奠下年底業績改善之基礎。鑑於市場環境競爭激烈，本集團之零部件合營企業仍取得滿意之業績。收益淨額為人民幣18,500,000元(2,200,000美元)，相對二零零一年為人民幣20,200,000元(2,400,000美元)。期間內此部門之溢利淨額為1,500,000美元(二零零一年：1,700,000美元)。

土耳其

本集團於土耳其之業務已顯著改善，錄得溢利6,100,000美元(二零零一年：7,000,000美元之虧損)。期間內本集團於土耳其之家禽產品銷售量及售價均錄得增長。相對去年土耳其里拉自由浮動引致滙兑虧損，本年度土耳其里拉幣值較為穩定，業務也因而受惠。

泰國

於期間內，本集團持有卜蜂食品企業有限公司(大眾)之認股權證已全數出售，並錄得出售溢利500,000美元。

財務回顧(續)

按業務劃分股東應佔本集團之溢利／(虧損)淨額分析

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 (未審核) 千美元	二零零一年 (未審核) 千美元	二零零一年 (已審核) 千美元
農牧企業			
中國	**46,642**	(13,499)	4,462
土耳其	**6,096**	(7,033)	(3,901)
印尼	**3,829**	–	(1,978)
泰國	**544**	4,465	6,300
	57,111	(16,067)	4,883
工業企業	**1,526**	1,664	3,232
投資物業／投資控股*	**(11,064)**	(7,855)	(18,413)
總額	**47,573**	(22,258)	(10,298)

* *包括香港總部之行政費用*

業務回顧

截至二零零二年六月三十日止六個月，本集團之營運業績取得改善。綜合營業額為705,000,000美元(二零零一年：678,000,000美元)。營運業務所得綜合溢利為70,800,000美元(二零零一年：11,300,000美元)，股東應佔常規業務溢利淨額為47,600,000美元(二零零一年：22,300,000美元之虧損淨額)。

中國

農牧業務

於回顧期間內，本集團之農牧企業營運取得正面增長。參與管理企業之營業額為1,082,000,000美元(二零零一年：1,201,300,000美元)。綜合營業額為647,100,000美元(二零零一年：633,500,000美元)，輕微上升2.1%，乃由於附屬公司之相對良好表現所致。期間內此部門之綜合溢利為46,600,000美元(二零零一年：13,500,000美元之虧損)。兩項主要產品，完全飼料及雞苗之銷售量分別為2,400,000噸(二零零一年：2,600,000噸)及189,400,000隻(二零零一年：200,600,000隻)。

10. 相關企業交易(續)

附註：

(i) 除獲得較長之信貸期外，銷售之產品乃根據既定並提供予本集團其他主要顧客之價格及條件出售。

(ii) 除獲得較長之信貸期外，購買之原料乃根據既定並提供予其他主要顧客之價格及條件進行。

(b) 於期間內，本公司支付予Charoen Pokphand Group Company Limited 50,000美元(截至二零零一年六月三十日止六個月：50,000美元)，作為該公司向本集團提供技術及管理支援服務之費用。

本公司之董事謝國民及謝中民均於Charoen Pokphand Group Company Limited股本中擁有實益權益。

中期股息

董事並不建議就截至二零零二年十二月三十一日止年度內派發中期股息(二零零一年：無)。

財務回顧

本集團參與管理企業之總營業額及應佔營業額(包括共同控制企業及聯營公司之營業額)與按業務劃分之股東應佔溢利／(虧損)淨額分析列載如下：

本集團參與管理之總營業額及應佔營業額

截至二零零二年六月三十日止六個月

	總營業額		本集團所佔比率	應佔營業額	
	百萬美元	%	%	*百萬美元*	%
中國農牧企業	1,082.0	83.4	33-100	746.1	88.0
土耳其農牧企業	57.8	4.5	85	49.1	5.8
中國工業企業	156.8	12.1	14-38	52.4	6.2
投資物業／投資控股	0.1	–	100	0.1	–
	1,296.7	100.0		847.7	100.0

9. 儲備

	繳入盈餘	固定資產重估儲備	一般儲備	資本儲備	儲備基金	發展基金	外滙平衡儲備	累計虧損	總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零二年一月一日	6,093	8,229	(1,058)	55,910	21,623	13,101	(53,929)	(140,483)	(90,514)
外滙調整	–	(437)	–	–	–	–	–	–	(437)
重估盈餘	–	2,595	–	–	–	–	–	–	2,595
出售一家聯營公司之回撥	–	–	–	(7,852)	(1,137)	–	3,526	–	(5,463)
重組一家附屬公司所產生之資本儲備	–	–	–	2,755	–	–	–	–	2,755
換算以外幣為單位財務報告之兑換虧損	–	–	–	–	–	–	(319)	–	(319)
撥自損益賬	–	–	–	–	964	322	–	(1,286)	–
期間內溢利	–	–	–	–	–	–	–	47,573	47,573
二零零二年六月三十日	6,093	10,387	(1,058)	50,813	21,450	13,423	(50,722)	(94,196)	(43,810)

10. 相關企業交易

(a) 本集團之部份銷售及採購交易以及若干次要之商業交易乃與本公司之董事謝國民、謝中民、張中民、盧岳勝、李紹慶、李紹祝及Veeravat Kanchanadul擁有實益權益之公司進行。主要相關企業交易之詳情載列如下：

	附註	截至六月三十日止六個月 二零零二年 (未審核) 千美元	截至六月三十日止六個月 二零零一年 (未審核) 千美元	截至十二月三十一日止年度 二零零一年 (已審核) 千美元
銷售產品予共同控制企業及聯營公司	*(i)*	**8,040**	11,298	26,768
銷售產品予相關企業	*(i)*	**1,097**	2,302	18,462
向共同控制企業及聯營公司購買原料	*(ii)*	**20,245**	24,591	55,360
向相關企業購買原料	*(ii)*	**12,671**	7,036	24,324

6. 每股盈利／虧損乃按股東應佔常規業務溢利淨額47,573,000美元(截至二零零一年六月三十日止六個月：22,258,000美元之虧損淨額)及本公司於期間內已發行股份之加權平均數2,158,480,786股(截至二零零一年六月三十日止六個月：2,158,480,786股)計算。

由於期間內購股權之行使價格較本公司股份平均市值為高，且行使購股權將造成非攤薄性之影響，故並無呈報截至二零零二及二零零一年六月三十日止期間攤薄後之每股盈利／虧損。

7. 應收款項、其他應收款項及按金

本集團普遍採用之信貸政策為0至30日。本集團應收款項賬齡分析、其他應收款項及按金詳情如下：

	二零零二年六月三十日(未審核)千美元	二零零一年十二月三十一日(已審核)千美元
應收款項：		
少於90日	**28,002**	31,747
91至180日	**1,222**	852
181至365日	**786**	342
多於365日	**7,889**	7,720
	37,899	40,661
其他應收款項及按金	**55,196**	51,537
	93,095	92,198
減：呆壞賬撥備	**(18,765)**	(14,885)
	74,330	77,313

8. 應付款項、其他應付款項及應計費用

本集團應付款項賬齡分析、其他應付款項及應計費用詳情如下：

	二零零二年六月三十日(未審核)千美元	二零零一年十二月三十一日(已審核)千美元
應付款項：		
少於90日	**86,779**	66,903
91至180日	**6,638**	2,202
181至365日	**2,873**	1,474
多於365日	**3,715**	1,889
	100,005	72,468
其他應付款項及應計費用	**70,658**	91,190
	170,663	163,658

4. 營運業務所得溢利

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 (未審核) 千美元	二零零一年 (未審核) 千美元	二零零一年 (已審核) 千美元
本集團營運業務所得溢利經扣除／(計入)下列各項：			
短期投資所得股息	–	(1,498)	(1,701)
外滙兌換虧損淨額	**1,008**	12,386	14,860
折舊	**24,459**	25,015	58,905
出售固定資產虧損淨額	**153**	42	1,040
遞延借貸費用攤銷	–	166	166

5. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 (未審核) 千美元	二零零一年 (未審核) 千美元	二零零一年 (已審核) 千美元
本公司及附屬公司：			
就本期間溢利之稅項撥備：			
中國：			
香港	–	–	–
其他地區	**4,239**	2,882	5,544
海外	–	–	462
遞延稅項抵免	–	–	(639)
	4,239	2,882	5,367
往年不足撥備：			
中國：			
香港	–	–	–
其他地區	–	–	313
	–	–	313
共同控制企業：			
中國：			
香港	–	–	–
其他地區	**2,129**	1,379	3,993
	2,129	1,379	3,993
聯營公司：			
中國：			
香港	–	–	–
其他地區	**132**	308	967
	132	308	967
期間內稅項	**6,500**	4,569	10,640

期間內本集團未有在香港賺取應課稅收入，所以未作香港稅項撥備(二零零一年：無)。

海外稅項乃指在土耳其所賺取之收益而須繳付之公司稅項。

2. 分部資料(續)

除稅前溢利／(虧損)

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 (未審核) 千美元	二零零一年 (未審核) 千美元	二零零一年 (已審核) 千美元
按業務劃分：			
飼料廠及禽畜業務	**67,057**	(13,030)	19,651
工業企業	**3,676**	3,794	8,019
投資物業	**(370)**	(324)	(660)
投資控股*	**(10,694)**	(7,531)	(17,753)
	59,669	(17,091)	9,257
按地區劃分：			
中國：			
香港	**(11,064)**	(7,855)	(18,413)
其他地區	**59,081**	(6,179)	26,912
	48,017	(14,034)	8,499
土耳其	**7,279**	(7,522)	(3,564)
印尼	**3,829**	–	(1,978)
泰國	**544**	4,465	6,300
	59,669	(17,091)	9,257

* 包括香港總部之行政費用

3. 其他收入淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 (未審核) 千美元	二零零一年 (未審核) 千美元	二零零一年 (已審核) 千美元
遞延重組費用攤銷	**(931)**	(931)	(1,862)
出售聯營公司權益所得溢利	**43,961**	–	26,437
出售短期投資所得溢利	**544**	3,037	3,879
短期投資未變現溢利／(虧損)	**3,829**	–	(1,978)
投資物業重估虧絀	**–**	–	(353)
固定資產耗損	–	–	(3,777)
長期投資耗損	–	–	(1,249)
商譽耗損	**–**	–	(1,451)
利息收益	**1,637**	5,893	8,052
	49,040	7,999	27,698

簡明綜合財務報告附註

1. 會計準則

本簡明綜合中期財務報告乃未經審核及根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)及遵照國際會計準則第34條「中期財務報告」而編製。

本報告所採納之會計政策與本集團截至二零零一年十二月三十一日止年度之財務報告所採納者均為一致。

2. 分部資料

營業額指租金收益、股息收益及扣除退貨及貿易折扣後之銷貨發票淨值，惟不包括集團內部交易。

按業務及地區劃分之營業額及除稅前溢利／(虧損)之分析如下：

營業額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 (未審核) 千美元	二零零一年 (未審核) 千美元	二零零一年 (已審核) 千美元
按業務劃分：			
飼料廠及禽畜業務	**704,889**	676,366	1,447,481
投資物業	**82**	152	254
投資控股	**–**	1,525	1,728
	704,971	678,043	1,449,463
按地區劃分：			
中華人民共和國(「中國」)：			
香港	**82**	179	281
其他地區	**647,062**	633,483	1,346,546
	647,144	633,662	1,346,827
土耳其	**57,827**	42,883	100,935
泰國	**–**	1,498	1,701
	704,971	678,043	1,449,463

上述分析並未計入本集團共同控制企業及聯營公司之營業額。

簡明綜合資金流量表

	截至六月三十日止六個月	
	二零零二年 (未審核) 千美元	二零零一年 (未審核) 千美元
除稅前營運業務之現金流入淨額	**38,815**	19,146
已付稅項	**(4,370)**	(2,486)
營運業務之現金流入淨額	**34,445**	16,660
投資業務之現金流入淨額	**36,359**	56,750
未計融資業務之現金流入淨額	**70,804**	73,410
融資業務之現金流出淨額	**(72,598)**	(166,476)
現金及現金等額之遞減	**(1,794)**	(93,066)
本期初之現金及現金等額	**88,649**	198,076
本期終之現金及現金等額	**86,855**	105,010

簡明綜合資產負債表

	附註	二零零二年 六月三十日 (未審核) 千美元	二零零一年 十二月三十一日 (已審核) 千美元
非流動資產			
固定資產		**583,878**	588,020
投資物業		**4,371**	4,371
共同控制企業權益		**102,250**	96,028
聯營公司權益		**46,729**	54,534
長期投資		**1,123**	1,123
遞延重組費用		**931**	1,862
商譽		**4,839**	5,383
遞延稅項資產		**908**	908
		745,029	752,229
流動資產			
短期投資		**10,205**	6,708
存貨		**135,601**	139,266
應收款項、其他應收款項及按金	7	**74,330**	77,313
應收票據		**2,682**	334
可退回稅項		**–**	969
相關企業欠款		**5,612**	3,810
託管賬戶之現金		**10,509**	9,014
定期及抵押存款		**1,496**	3,196
現金及現金等額		**86,855**	88,649
		327,290	329,259
流動負債			
應付款項、其他應付款項及應計費用	8	**170,663**	163,658
應付票據		**4,802**	6,774
應付稅項		**3,274**	3,405
職工獎勵及福利撥備		**8,271**	6,157
欠相關企業款項		**451**	856
需付利息之銀行貸款及其他貸款		**432,085**	429,886
		619,546	610,736
流動負債淨額		**(292,256)**	(281,477)
		452,773	470,752
非流動負債			
需付利息之銀行貸款及其他貸款		**(252,835)**	(322,551)
		199,938	148,201
股本及儲備			
已發行股本		**107,924**	107,924
股份溢價		**51,210**	51,210
儲備	9	**(43,810)**	(90,514)
		115,324	68,620
少數股東權益		**84,614**	79,581
		199,938	148,201

簡明綜合權益變動表

		截至六月三十日止六個月		截至十二月三十一日止年度
		二零零二年	二零零一年	二零零一年
		(未審核)	(未審核)	(已審核)
	附註	千美元	千美元	千美元
固定資產重估盈餘	9	**2,595**	27	2,512
出售聯營公司之回撥儲備	9	**(5,463)**	–	(2,376)
儲備基金資本化		**–**	–	(611)
重組一家附屬公司所產生之資本儲備	9	**2,755**	–	–
換算以外幣為單位財務報告之兑換差額及外滙調整	9	**(756)**	(598)	(5,927)
未計入損益賬之虧損淨額		**(869)**	(571)	(6,402)
股東應佔期間內溢利／(虧損)淨額		**47,573**	(22,258)	(10,298)
權益變動總額		**46,704**	(22,829)	(16,700)

綜合業績

董事會謹宣佈卜蜂國際有限公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月之未審核綜合業績，連同二零零一年同期(未審核)及截至二零零一年十二月三十一日止全年之已審核業績(作參閱性質)之比較列載如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零二年 (未審核) 千美元	截至六月三十日止六個月 二零零一年 (未審核) 千美元	截至十二月三十一日止年度 二零零一年 (已審核) 千美元
營業額	2	**704,971**	678,043	1,449,463
銷售成本		**(611,980)**	(597,892)	(1,269,807)
毛利		**92,991**	80,151	179,656
銷售費用		**(25,719)**	(22,799)	(52,075)
行政及管理費用		**(45,490)**	(54,075)	(97,965)
其他收入淨額	3	**49,040**	7,999	27,698
營運業務所得溢利	4	**70,822**	11,276	57,314
財務成本		**(20,891)**	(34,819)	(59,220)
應佔共同控制企業溢利減虧損		**8,351**	5,694	13,396
應佔聯營公司溢利減虧損		**1,387**	758	(2,233)
除稅前溢利／(虧損)	2	**59,669**	(17,091)	9,257
稅項	5	**(6,500)**	(4,569)	(10,640)
除稅後溢利／(虧損)		**53,169**	(21,660)	(1,383)
少數股東權益應佔溢利減虧損		**(5,596)**	(598)	(8,915)
股東應佔常規業務溢利／(虧損)淨額		**47,573**	(22,258)	(10,298)
期初累計虧損		**(140,483)**	(126,516)	(126,516)
累計虧損		**(92,910)**	(148,774)	(136,814)
撥入法定儲備	9	**(1,286)**	(851)	(3,669)
期終累計虧損		**(94,196)**	(149,625)	(140,483)
		美仙	*美仙*	*美仙*
每股盈利／(虧損)：	6			
基本		**2.204**	(1.031)	(0.477)
攤薄後		**不適用**	不適用	不適用
每股股息		**—**	—	—

目 錄